# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Globavend Holdings Ltd, CIK 0001978527
CUSIP: G3R39B116
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Office 1401, Level 14, 197 St Georges Tce, Perth, WA, Australia (C3), 6000
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0002132636
Persons authorized to receive notices and communications: Kai Man Fung, Office 1401, Level 14, 197 St Georges Tce, Perth, Australia (C3), WA 6000, 888.201.1623

## Reporting persons
- Central Master Enterprises Ltd (CIK 0002132636): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 57,224; sole dispositive power 0; shared dispositive power 57,224; aggregate amount beneficially owned 57,224 (2.5% of the class)
  Comment: (1) The numbers listed in row 8 and row 10 above represent beneficial ownership of 57,224 shares of ordinary shares, par value $0.20 per share, of the Issuer (the "Ordinary Shares") purchased by Central Master Enterprises Limited with working capital and excludes 100 shares of management shares, par value $0.20, of the Issuer (the "Management Shares") also acquired by Central Master Enterprises Limited.
  
  (2) The number listed in row 13 above is based on 2,286,719 shares of Ordinary Shares outstanding as of the date of this Schedule 13D, as disclosed in the Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed by the Issuer with the U.S. Securities and Exchange Commission on February 13, 2026, and excludes the Management Shares acquired by Central Master Enterprises Limited.
- Yu Tsz Ngo (CIK 0002121118): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 57,224; sole dispositive power 0; shared dispositive power 57,224; aggregate amount beneficially owned 57,224 (2.5% of the class)
  Comment: Mr. Tsz Ngo Yu, as a controlling shareholder of Central Master Enterprises Limited, may be deemed to beneficially own the securities held directly by Central Master Enterprises Limited.
- Fung Kai Man (CIK 0002127547): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 57,224; sole dispositive power 0; shared dispositive power 57,224; aggregate amount beneficially owned 57,224 (2.5% of the class)
  Comment: Mr. Kai Man Fung, as a controlling shareholder of Central Master Enterprises Limited, may be deemed to beneficially own the securities held directly by Central Master Enterprises Limited.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Globavend Holdings Ltd
Address of issuer's principal executive offices: Office 1401, Level 14, 197 St Georges Tce, Perth, WA, Australia (C3), 6000
Comment: Each of the reporting persons (collectively, the "Reporting Persons") has elected to voluntarily file this Statement on Schedule 13D (this "Schedule 13D"). The Reporting Persons beneficially own 57,224 Ordinary Shares, representing approximately 2.5% of the total issued and outstanding shares of the Issuer and 0.00% of the total voting power the Issuer. The Reporting Persons also beneficially own 100 Management Shares, representing approximately 0.00% of the total issued and outstanding Ordinary Shares of the Issuer and 97.7% of the total voting power of the Issuer.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Central Master Enterprises Limited, a company incorporated under the laws of the British Virgin Islands, (ii) Tsz Ngo Yu, and (iii) Kai Man Fung.
Residence or business address: The principal business address of each of the Reporting Persons is Room 1804, 18/F., Regent Centre, 88 Queen's Road Central, Hong Kong.
Present principal occupation or employment: The principal business of Central Master Enterprises Limited is investment holding. Tsz Ngo Yu and Kai Man Fung are each a controlling shareholder of Central Master Enterprises Limited.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any director or executive officer of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor any director or executive officer of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Tsz Ngo Yu is a citizen of Hong Kong, and Kai Man Fung is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 29, 2026, Central Master Enterprises Limited purchased 57,224 Ordinary Shares and 100 Management Shares of the Issuer, pursuant to and in accordance with that certain share transfer agreement between Central Master Enterprises Limited and each of the persons and entities listed as transferor thereto (the "Share Transfer Agreement"), for a total consideration of $3,500,000, the source of which was working capital of Central Master Enterprises Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
Central Master Enterprises Limited acquired the Ordinary Shares disclosed in this Schedule 13D because it believes such acquisition represents an attractive investment opportunity and intends to encourage the Issuer to expand its business operations and explore new merger and acquisitions initiatives. Central Master Enterprises Limited intends to review its investments in the Issuer on a continuing basis. Any actions that the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Each of the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, from time to time, in the open market, private transactions, or otherwise. Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him.

Except as set forth herein, the Reporting Persons currently have no plan or proposal that relates to, or would result in, any of the events or transactions described in Item 4 of Schedule 13D, although each of the Reporting Persons may, at any time and from time to time, review or reconsider such Reporting Person's position and/or change such Reporting Person's purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to rows 11 and 13 on the cover pages of this Schedule 13D for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D for each Reporting Person.
Transactions in the class effected during the past sixty days: During the past 60 days, except as otherwise set forth in this Schedule 13D, no Reporting Person has, to the best of such Reporting Person's knowledge, engaged in any transaction with respect to the Ordinary Shares or Management Shares.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Subsequent to the closing of the Share Transfer Agreement, (i) Mr. Tsz Ngo Yu was appointed as a director of the Issuer in addition to his existing role as chief financial officer of the Issuer, and (ii) Mr. Kai Man Fung was appointed as a director of the Issuer and entered into a director service agreement with the Issuer, pursuant to which Mr. Fung is eligible to receive awards of Ordinary Shares (or rights to acquire Ordinary Shares) under the Issuer's equity compensation plan in consideration for his services to the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 4.1 Form of Director Service Agreement (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 6-K filed by the Issuer on April 30, 2026).

## Signatures
- Central Master Enterprises Ltd: /s/ Kai Man Fung, Kai Man Fung / Director (05/08/2026)
- Yu Tsz Ngo: /s/ Tsz Ngo Yu, Tsz Ngo Yu (05/08/2026)
- Fung Kai Man: /s/ Kai Man Fung, Kai Man Fung (05/08/2026)